Pricing Sheet dated August 11, 2010 relating to

Offering Summary dated August 2, 2010

Medium-Term Notes, Series D

No. 2010-MTNDD587 and No. 2010-MTNDD588

Filed Pursuant to Rule 433

Registration Nos. 333-157386 and 333-157386-01

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

864,000 ELKS® Based Upon the Common Stock of Monsanto Company Due February 24, 2011

1,617,000 ELKS® Based Upon the Common Stock of J. C. Penney Company, Inc. Due February 24, 2011

Equity Linked Securities (“ELKS®”)

PRICING TERMS FOR BOTH ELKS
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the stated principal amount of your initial investment.
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Underwriting fee and issue price” below)
Payment at maturity:	For each $10 ELKS: (1) a fixed number of shares of the underlying equity equal to the equity ratio (or, if you exercise your cash election right, the cash value of those shares based on the closing price of the underlying equity on the valuation date) if the closing price of the underlying equity on any trading day from but excluding the pricing date to and including the valuation date declines to or below the downside threshold closing price, or (2) $10 in cash.
Equity ratio:	The stated principal amount divided by the initial equity price, subject to antidilution adjustments for certain corporate events. The equity ratio will be determined on the pricing date.
Pricing date:	August 11, 2010.
Issue date:	August 16, 2010.
Listing:	The ELKS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the Issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary.
SPECIFIC TERMS FOR EACH ELKS
Underlying equity:	The common stock of Monsanto Company (NYSE symbol: “MON”)	The common stock of JC Penny Co. (NYSE symbol: “JCP”)
Underlying equity issuer:	Monsanto Company	J. C. Penney Company, Inc.
Aggregate principal amount:	$8,640,000	$16,170,000
Maturity date:	February 24, 2011	February 24, 2011
Coupon:	9.00% per annum (4.70% for the term of the ELKS), paid monthly and computed on the basis of a 360-day year of twelve 30-day months	14.00% per annum (7.31% for the term of the ELKS), paid monthly and computed on the basis of a 360-day year of twelve 30-day months
Downside threshold closing price:	$ 45.42 (80.00% of the initial equity price).	$ 16.66 (80.00% of the initial equity price).
Valuation date:	February 18, 2011, subject to adjustment for certain market disruption events	February 18, 2011, subject to adjustment for certain market disruption events
Initial equity price:	$ 56.77, the closing price of the underlying equity on the pricing date.	$ 20.83, the closing price of the underlying equity on the pricing date.
Equity ratio:	0.17615, the number of shares of the underlying equity per ELKS equal to $10 divided by the initial equity price.	0.48008, the number of shares of the underlying equity per ELKS equal to $10 divided by the initial equity price.
CUSIP number:	17316G404	17316G503
ISIN:	US17316G4047	US17316G5036

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per ELKS	$10.0000	$0.1500	$9.8500	$10.0000	$0.1500	$9.8500
Total	$8,640,000	$129,600	$8,510,400	$16,170,000	$242,550	$15,927,450

(1) The actual price to public and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor. The lowest prices payable by an investor are $9.8500 per MON ELKS and $9.8500 per JCP ELKS. Please see “Syndicate Information” on page 6 for further details.

(2) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., fixed selling concessions of $0.1500 for each MON ELKS they sell and $0.1500 for each JCP ELKS they sell, while selected dealers not affiliated with Citigroup Global Markets will receive selling concessions of up to $0.1500 for each MON ELKS they sell and up to 0.1500 for each JCP ELKS they sell . Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive concessions, and Financial Advisors employed by Citigroup Global Markets will receive fixed sales commissions, of $0.1500 for each MON ELKS they sell and $0.1500 for each JCP ELKS they sell. See “Fees and selling concessions” on page 6. The selling concessions may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by an investor. See “Syndicate Information” on page 6.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED OFFERING SUMMARY, ELKS PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Offering Summary filed on August 2, 2010:

http://www.sec.gov./Archives/edgar/data/1318281/000119312510173851/dfwp.htm

ELKS Product Supplement filed on December 22, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000119312509258071/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.